Exhibit 3.2

CERTIFICATE OF AMENDMENT TO

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

INSTIL BIO, INC.

Instil Bio, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies that:

1.    The name of this corporation is Instil Bio, Inc. (the “Corporation”), and that this Corporation was originally incorporated pursuant to the General Corporation Law on August 31, 2018 under the name Instil Bio, Inc.

2.    An Amended and Restated Certificate of Incorporation was filed on March 4, 2019, a Certificate of Amendment to the Amended and Restated Certificate of Incorporation was filed on May 28, 2020, the Second Amended and Restated Certificate of Incorporation was filed on June 30, 2020, and the Third Amended and Restated Certificate of Incorporation was filed on December 29, 2020.

3.    The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law, adopted resolutions further amending the certificate of incorporation as follows:

The first paragraph of Article Fourth is amended and restated to read in its entirety as follows:

“FOURTH:    The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 160,000,000 shares of Common Stock, $0.000001 par value per share (“Common Stock”) and (ii) 74,350,598 shares of Preferred Stock, $0.000001 par value per share (“Preferred Stock”).

Effective immediately upon this Certificate of Amendment becoming effective under the General Corporation Law, each one share of Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be divided and converted into 1.2 shares of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Stock Split”).

The Corporation shall issue no fractional shares of Common Stock as a result of the Stock Split, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of the shares constituting such fractional share as determined in good faith by the Board of Directors of the Corporation. The Stock Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. The Stock Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of Common Stock resulting from the Stock Split and held by a single record holder shall be aggregated.

All rights, preferences and privileges of the Common Stock and each series of Preferred Stock set forth in this Third Amended and Restated Certificate of Incorporation, including conversion prices and other amounts per share, as applicable, shall be appropriately adjusted to give effect to the Stock Split.”

4.    This Certificate of Amendment was duly adopted by the stockholders of the Corporation in accordance with the provisions of Sections 228 and 242 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, Instil Bio, Inc. has caused this Certificate of Amendment to Third Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this 12th day of March, 2021.

INSTIL BIO, INC.

/s/ Bronson Crouch
Bronson Crouch
Chief Executive Officer